Exhibit 99.1





The following presentation contains forward-looking statements that are not limited to historical facts, but reflect our current beliefs, expectations or intentions regarding future events. There are a number of factors that could cause actual results to differ materially from those in the forward-looking statements. Some of the known risks that could significantly impact our results include, but are not limited to, our dependence on our capacity purchase agreement with Continental Airlines; our dependence on Continental Airlines' financial and operational strength; labor costs and relations, including the results of union contract negotiations; flight disruptions as a result of operational matters; deliveries of additional aircraft; our ability to implement our growth strategy; regulatory developments and costs, including the costs and other effects of enhanced security measures and other possible regulatory requirements; our high leverage; and competition and industry conditions. Additional information concerning risk factors that could affect our actual results are described in our filings with the Securities and Exchange Commission, including our annual report on Form 10-K for the year ended December 31, 2003. The events described in the forward-looking statements might not occur or might occur to a materially different extent than described herein. We undertake no duty to update or revise any of our forward-looking statements, whether as a result of new information, future events or otherwise.



- The world's largest regional airline
  - 224 Embraer ERJs at Dec. 31, 2003
  - 50 firm orders
  - 100 options



- Exclusive operator of regional jets for Continental Airlines at its hubs
  - New York/Newark, Houston and Cleveland

- Offer up to 1,100 departures daily to 130 destinations in USA, Mexico, Canada and the Caribbean



Current ExpressJet Markets

- We served approximately 11.4 million customers and added 26 new cities during 2003



Current Cities
Hub Locations



2003 Operating Results

($ in millions, except per share data)	Year-Ended 12/31/2003	H/(L) than Year-Ended 12/31/2002	% H/(L) than 2002
Operating Revenue	$1,311.4	$222.3	20.4%
Operating Expenses	1,129.5	188.1	20.0%
Operating Income	181.9	34.2	23.1%
Non-operating Expense, net	6.7	(2.4)	(26.2)%
Pre-tax Income	175.2	36.6	26.4%
Taxes, Dividends and Other	67.0	12.7	23.4%
Net Income to Common Stockholders	$108.2	$23.9	28.4%
Basic and Diluted EPS	$1.80	$0.42	30.4%



Building Financial Strength ($ millions)

- Demonstrated ability to generate strong cash flows since IPO in April 2002



Other includes proceeds from sales of flight equipment



2003 Balance Sheet

($ in millions)	12/31/2003	12/31/2002
Cash & Cash Equivalents[1]	$ 193,092	$ 120,930
Other Assets	317,079	313,218
Total Assets	**$ 510,171**	**$ 434,148**
Other Current Liabilities	149,040	72,061
Current & Long-Term Continental Note	195,832	251,961
4.25% Convertible Notes due 2023	137,200	--
Other Long-Term Debt & Liabilities	38,386	9,394
Stockholders' Equity (Deficit)	$ (10,287)	$ 15,302
Total Liabilities and Stockholders' Equity	**$ 510,171**	**$ 434,148**

[1] Includes $3.2 million of restricted cash at December 31, 2003



Scheduled Year-End Debt Balances ($ millions)



 **Projected Capacity Growth**

- In 2004, ExpressJet plans to grow available seat miles 23 – 25%



Projected for firm aircraft orders only



Continental Airlines – A Strong Partner

● We are partnered with the best hub-and-spoke carrier

  - Operating at revenue per available seat mile (RASM) premium to industry

  - Focusing on product and customer service



2003 Operating Margin

CAL	2.3%
NWAC	(2.8%)
UAIR	(3.7%)
AMR	(4.8%)
DAL	(5.9%)
UAL	(9.9%)

Source: Company reports

UAIR margin includes results for both predecessor and successor company



ExpressJet

Company Challenges

- Network Challenges
  - Low cost carrier expansion
  - Yield degradation from 2Q 2001
  - Fuel

- Cost-Plus Operator Challenges
  - Aircraft must economically work in the market
  - Majors looking for aggressive cost management



Company Strategies

- Maintain top-tier customer service and reliability performance

- Maximize stockholders' value through continued focus on operating cost and improved reliability through:

  - workforce and workflow efficiencies
  - employment of cost-effective technologies and automation
  - development of industry-leading operational practices
  - investments in training resources

- Continue focus on building a strong balance sheet